

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

<u>Via E-mail</u>
Mr. Russell Chenu
Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor, Harcourt Center
Harcourt Street, Dublin 2, Ireland

  RE: **James Hardie Industries plc**
     Form 20-F for the Year Ended March 31, 2012
     Filed July 2, 2012
     File No. 1-15240

Dear Mr. Chenu:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Rufus Decker

            Rufus Decker
            Accounting Branch Chief